UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 3, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony and unions reach three year wage agreement

Johannesburg. Wednesday, 3 October 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the company”) wishes to announce that it has reached a three year wage agreement with the National Union of Mineworkers, UASA and Solidarity, effective from 1 July 2018.

“We are pleased with the outcome of the wage negotiations. Stable labour relations and certainty are key factors to the sustainability of our business. Thank you to the Unions, employees the Minerals Council South Africa and the Commission for Conciliation Mediation and Arbitration (CCMA) for the constructive manner and spirit in which the negotiations were dealt with.” said Peter Steenkamp, chief executive officer of Harmony.

The increase on the standard rate of pay for the three year wage agreement are summarised below:

	Year 1	Year 2	Year 3
Categories 4-8 employees	R700	R750	R825
Miners, artisans and officials	6.3%	Higher of 6.3% or CPI	Higher of 6.3% or CPI
Living out allowance (effective 1 September 2018)	R100	R100	R100

The living out allowance will increase annually by R100 from 1 September 2018 for the duration of this agreement.

The minimum medical incapacity benefit of R55 000 will increase incrementally to R60 000 over the three year period.

The agreements were signed by the National Union of Mineworkers, UASA and Solidarity, which represents 58%, 6% and 3% respectively of Harmony’s workforce in South Africa.

The agreement has been extended to all employees. Harmony remains hopeful that the Association of Mineworkers and Construction Union (AMCU) will sign the agreement after they have finalised their mandating process.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

3 October 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 3, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director